Exhibit 8.1

List of Significant Subsidiaries And Consolidated Affiliated Entities of Gravitas Education Holdings, Inc.

Subsidiaries	Place of Incorporation
Beijing Qijin Technology Group Co., Ltd., used to be known as Beijing RYB Technology Development Co., Ltd. (北京启今科技集团有限公司，曾用名为北京红黄蓝科技发展有限公司)	PRC
Precious Companion Group Limited (启元教育集团有限公司)	Hong Kong
Qiyuan Education Technology (Tianjin) Co., Ltd. (启元教育科技(天津)有限公司)	PRC
Consolidated Variable Interest Entity	Place of Incorporation
Zhudou Investment (Beijing) Co., Ltd. (竹兜投资（北京）有限公司)	PRC
Subsidiaries of Consolidated Variable Interest Entity	Place of Incorporation
Beijing Aizhudou Culture Development Co., Ltd. (北京爱竹兜文化发展有限公司)	PRC
Beijing Ailuo Education Technology Co., Ltd. (北京艾洛教育科技有限公司)	PRC

*

Other subsidiaries of the consolidated variable interest entity of Gravitas Education Holdings, Inc. have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.